Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2024

Aegon Ltd.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 12, 2024, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: June 13, 2024	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

June 12, 2024 Press release

Aegon Annual General Meeting approves all resolutions

Aegon Ltd.’s Annual General Meeting of Shareholders (AGM) today approved all resolutions on the agenda. These include the final dividend for 2023 of EUR 0.16 per common share, bringing Aegon’s total dividend for 2023 to EUR 0.30 per common share.

The meeting also approved a new Directors’ Remuneration Policy for the Non-Executive and Executive Directors, the re-election of Mr. Lard Friese as Executive Director (CEO) of the Board of Directors, and the re-election of Ms. Corien Wortmann-Kool, Ms. Caroline Ramsay, and Mr. Thomas Wellauer, each as Non-Executive Director of the Board of Directors of Aegon Ltd. Furthermore, Mr. Albert Benchimol was elected as a new Non-Executive Director of the Board of Directors of Aegon Ltd.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com.

Contacts

Media relations	Investor relations
Veronique Lefel	Yves Cormier
+31 (0)6 15 67 64 24	+31 (0)70 344 8028
Veronique.lefel@gmail.com	Yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.